                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 4)

                        The Charles Schwab Corporation
                               (Name of Issuer)

                         Common Stock ($.01 par value)
                        (Title of Class of Securities)

                                  808513-10-5
                                (CUSIP Number)

                    Pamela E. Herlich, Assistant Secretary
                        The Charles Schwab Corporation
                             101 Montgomery Street
                            San Francisco, CA 94104
                                 415/627-7533

                    (Name, Address and Telephone Number of
                         Person Authorized to Receive
                          Notices and Communications)

                               February 18, 1992
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with the statement
            [ ].

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles R. Schwab
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,823,418
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             8,613,514
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,823,418
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,613,514
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      10,436,932
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

All share figures in this Schedule 13D have been adjusted to reflect the three-for-two stock split effected in the form of a 50% stock dividend declared October 22, 1991 to stockholders of record on November 4, 1991 and distributed on December 2, 1991.

Item 1.   Security and Issuer

Security: Common Stock ($.01 par value)

Issuer:   The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94104

Item 2.   Identity and Background

a)        Charles R. Schwab

b)        The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94109

c)        Chairman, Chief Executive Officer and Director
          The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94104

d)        Inapplicable

e)        Inapplicable

f)        United States of America

Item 3.   Source and Amount of Funds

          Inapplicable

Item 4.   Purpose of Transaction

          The shares of common stock are held for personal investment, except as noted in Item 5 below.

Item 5.   Interest in Securities of Issuer

a) 10,436,932 shares of Common Stock representing 27.2% of the Common Stock outstanding.

b) The 10,436,932 shares of Common Stock referred to in Item 5(a) above consist of (i) 1,823,418shares of Common Stock as to which Mr. Schwab has sole voting power and sole dispositive power (including shares held by the Trustee of the Charles Schwab Profit Sharing and Employee Ownership Plan allocated to Mr. Schwab's individual ESOP account; 150 shares held by Mr. Schwab as custodian for his children; and 900 shares held by Mr. Schwab as trustee of the Schwab Inter-Vivos

          Trust as to which he disclaims beneficial ownership); and (ii) 8,613,514 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 393,000 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation, as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 7,749,000 shares held by Mr. and Mrs. Schwab as community property; 212,230 shares held by Mr. and Mrs. Schwab as joint tenants; and 271,284 shares held by Mrs. Schwab).


c) The following transactions in Common Stock were effected by Mr. Schwab since the filing of Amendment No. 3 to his Schedule 13D dated August 28, 1991:

Date of          # of Shares of    Nature of       Price per     Where and
Transaction      Common Stock      Transaction     Share         How Effected
10/24/91             22,500        Disposition     N/A           Gift
12/18/91              2,500        Disposition     N/A           Gift
12/18/91                750        Disposition     N/A           Gift
12/18/91                750        Disposition     N/A           Gift
 1/24/92              3,100        Sale            $33.875       Open Market
 1/24/92             14,600        Sale            $ 33.75       Open Market
 1/24/92             20,400        Sale            $33.625       Open Market
 1/24/92              3,500        Sale            $ 33.50       Open Market
 1/27/92              1,000        Sale            $33.875       Open Market
 1/27/92                300        Sale            $33.625       Open Market
 1/27/92              2,600        Sale            $ 33.50       Open Market
 1/27/92                300        Sale            $33.375       Open Market
 1/27/92              3,600        Sale            $ 33.25       Open Market
 1/27/92                800        Sale            $ 33.00       Open Market
 1/27/92              1,900        Sale            $32.875       Open Market
 1/27/92              1,000        Sale            $ 32.75       Open Market
 1/27/92              2,000        Sale            $32.625       Open Market
 1/27/92                400        Sale            $ 32.50       Open Market
 1/27/92              3,100        Sale            $32.375       Open Market
 1/27/92              3,000        Sale            $ 32.25       Open Market
 1/28/92              5,800        Sale            $32.375       Open Market
 1/28/92              2,300        Sale            $ 32.50       Open Market
 1/28/92             10,900        Sale            $ 32.25       Open Market
 1/28/92              3,500        Sale            $32.125       Open Market
 1/28/92              7,500        Sale            $ 32.00       Open Market
 1/29/92              6,400        Sale            $32.375       Open Market
 1/29/92             14,200        Sale            $ 32.25       Open Market
 1/29/92              3,400        Sale            $32.125       Open Market
 1/29/92              2,200        Sale            $ 32.00       Open Market
 1/29/92                400        Sale            $31.875       Open Market
 1/29/92              1,800        Sale            $ 31.75       Open Market
 1/30/92              2,400        Sale            $32.625       Open Market
 1/30/92              8,900        Sale            $ 32.50       Open Market
 1/30/92              3,700        Sale            $32.375       Open Market
 1/30/92              5,000        Sale            $ 32.25       Open Market
 1/30/92              5,100        Sale            $ 32.00       Open Market
 1/30/92                600        Sale            $31.875       Open Market
 1/30/92                200        Sale            $ 31.75       Open Market
 1/30/92              1,800        Sale            $31.625       Open Market

 1/30/92              2,300       Sale            $ 31.50       Open Market
 1/31/92              1,000       Sale            $ 33.25       Open Market
 1/31/92                500       Sale            $ 33.00       Open Market
 1/31/92                500       Sale            $32.875       Open Market
 1/31/92              5,000       Sale            $ 32.75       Open Market
 1/31/92              1,000       Sale            $ 32.50       Open Market
 1/31/92              3,600       Sale            $32.375       Open Market
 1/31/92              8,500       Sale            $ 32.25       Open Market
 1/31/92              9,300       Sale            $32.125       Open Market
 1/31/92              2,000       Sale            $ 32.00       Open Market
 1/31/92              1,100       Sale            $31.875       Open Market
  2/4/92                400       Sale            $ 32.50       Open Market
  2/4/92              5,300       Sale            $32.375       Open Market
  2/4/92              6,300       Sale            $ 32.25       Open Market
  2/4/92              1,000       Sale            $32.125       Open Market
  2/4/92              2,400       Sale            $ 32.00       Open Market
  2/4/92                900       Sale            $31.875       Open Market
  2/4/92              1,500       Sale            $32.375       Open Market
  2/4/92              2,500       Sale            $ 31.25       Open Market
  2/4/92              6,000       Sale            $31.125       Open Market
  2/4/92              7,500       Sale            $ 31.00       Open Market
  2/5/92              3,000       Sale            $ 32.50       Open Market
  2/5/92              3,100       Sale            $ 32.25       Open Market
  2/5/92              3,100       Sale            $32.125       Open Market
  2/5/92             13,500       Sale            $ 32.00       Open Market
  2/5/92              3,200       Sale            $31.875       Open Market
  2/5/92              5,300       Sale            $ 31.75       Open Market
  2/5/92              2,500       Sale            $31.625       Open Market
  2/6/92              2,000       Sale            $ 32.00       Open Market
  2/6/92                400       Sale            $31.875       Open Market
  2/6/92              2,700       Sale            $ 31.75       Open Market
  2/6/92              3,200       Sale            $31.625       Open Market
  2/6/92              4,700       Sale            $ 31.50       Open Market
  2/7/92                600       Sale            $31.625       Open Market
  2/7/92              1,100       Sale            $ 31.50       Open Market
 2/11/92              1,500       Sale            $ 31.25       Open Market
 2/11/92              5,700       Sale            $31.125       Open Market
 2/11/92              4,500       Sale            $ 31.00       Open Market
 2/11/92              2,300       Sale            $30.875       Open Market
 2/11/92              4,500       Sale            $ 30.75       Open Market
 2/12/92                500       Sale            $31.125       Open Market
 2/12/92              3,900       Sale            $30.875       Open Market
 2/12/92             12,400       Sale            $ 30.75       Open Market
 2/13/92              2,000       Sale            $31.125       Open Market
 2/13/92                600       Sale            $ 31.00       Open Market
 2/13/92              1,500       Sale            $ 30.75       Open Market
 2/14/92                325       Disposition     N/A           Gift
 2/14/92             20,000       Disposition     N/A           Gift
 2/18/92            123,100       Sale            $ 31.00       Open Market
 2/18/92             72,800       Sale            $ 30.75       Open Market

In addition, during the period December 31, 1990 through July 1, 1991, a total of 259 shares of Common Stock was allocated by the Trustee of the Charles Schwab Profit Sharing and Employee Ownership Plan (the "Plan") to the Plan account of Mr. Schwab.

d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab Foundation and The Charles and Helen Schwab Family Foundation, as noted in Item 5 (b) above.

e)        Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

1. Registration Rights and Stock Restriction Agreement, date as of March 31, 1987 between Charles Schwab and CL Acquisition Corporation, requires that share transfers be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

2. Secured Demand Promissory Note, dated March 27, 1987, by Charles R, Schwab and Helen O. Schwab in the principle amount of $4,000,000 secured by the Common Stock acquired by Mr. Schwab. The pledge arrangement was modified by Letter Agreement, dated July 28, 1987 whereby the Lender agreed to release a certain amount of the pledged stock.

3. In April 1989, Charles R. Schwab granted to David S. Pottruck an option to purchase from Mr. Schwab 100,000 shares of Common Stock at a price of $10 per share, vesting at the rate of 25% as of April 1, 1990 and of April 1 each year thereafter until fully vested and exercisable during the period from April 1, 1993 through March 31, 1998 pursuant to a Stock Option Agreement dated April 1989.

4.        Secured Demand Promissory Note, dated January 10, 1992, by Charles R.
          Schwab and Helen O. Schwab in the principle amount of $650,000 secured by 60,000 shares of Common Stock.

Item 7.   Exhibits

1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R, Schwab and CL Acquisition Corporation./*/

2.        Secured Demand Promissory Note, dated March 27, 1987, by Charles R.
          Schwab and Helen O. Schwab for $4,000,000./*/

3. Letter Agreement, dated July 28, 1987 between Charles R. Schwab and Helen O. Schwab and the Lender relating to the release of certain pledged shares./*/

4. Stock Option Agreement dated April 1989 between Charles R. Schwab and David S. Pottruck./**/

5. Secured Demand Promissory Note, dated January 10, 1992, by Charles Schwab and Helen O. Schwab for $650,000.

          *Incorporated by reference to Exhibit 1, 3 and 4 respectively, of Mr. Schwab's Schedule 13D dated September 22, 1987.

          **Incorporated by reference to Exhibit 4 to Amendment No. 1 to Mr. Schwab's Schedule 13D dated January 30, 1991.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May _____, 1994
Date

/s/ Charles R. Schwab


_____________________________
Charles R. Schwab

                                 EXHIBIT INDEX

Item 7.   Exhibits.

1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation.*
2.        Secured Demand Promissory Note, dated March 27, 1987, by Charles R.
          Schwab and Helen O. Schwab for $4,000,000*

3. Letter Agreement, dated July 28, 1987 between Charles R. Schwab and Helen O. Schwab and the Lender relating to the release of certain pledged shares.*

4. Stock Option Agreement fated April 1989 between Charles R. Schwab and David S. Pottruck.**

5.        Secured Demand Promissory Note, dated January 10, 1992, by Charles R.
          Schwab and Helen O. Schwab for $650,000.

          *Incorporated by reference to Exhibit 1 to Mr. Schwab's Schedule 13D dated September 22, 1987.

                        SECURED DEMAND PROMISSORY NOTE


$650,000                                               New York, New York

                                                         January 10, 1992


     ON DEMAND, the undersigned (the "Borrower") hereby promises to pay to the order of Morgan Guaranty Trust Company of New York (the "Bank") the principle amount of six-hundred and fifty thousand Dollars ($650,000) and to pay interest on the unpaid principle amount hereof from time to time outstanding from the date hereof until paid in full.

(Check one) _____________ at the rate of ________________% per annum ______ at a fluctuating rate per annum equal to ______% above the Prime Rate (which presently is _____%) in effect from time to time, but subject to any limitations on the rate of interest imposed by applicable law. The term "Prime Rate" as used herein, shall mean the rate of interest publicly announced by the Bank in New York City from time to time as its Prime Rate.

     Interest on the principle amount hereof outstanding during each calendar month shall be payable monthly in arrears on the ______ day of each month, and upon payment in full. Principle and interest shall be payable in lawful money of the United States of America at the offices of the Bank at 23 Wall Street, New York, New York 10015.

     To secure payment of this Note, and of any other liability or liabilities of the Borrower to the holder hereof, due or to become due, or that may hereafter be contracted or existing, howsoever acquired by the holder, the Borrower has transferred, pledged, given a security interest in and delivered to the Bank the following property:

     60,000 shares of Charles Schwab & Co., Inc Stock and any deposit or other sums at any time credited by or due from the holder to the Borrower and any securities or other property of the Borrower in the possession of the holder hereafter called "Collateral".

     In case of decline in the market value of the Collateral or any part thereof, the holder may demand that additional Collateral of quality and value satisfactory to it be delivered, pledged, and transferred to it, and that the Borrower create a security interest in the additionally delivered Collateral in favor of the holder.

     Upon the nonpayment of principle or interest when due hereunder, or upon nonpayment of any other liability of the Borrower to the holder when due, or if the holder deems the Collateral to be insufficient by reason of the decline in the market value of any of the Collateral, the holder shall have the rights and remedies provided in the Uniform Commercial Code in force in New York at the date of execution of this Note and in addition to, in substitution for, in modification of, or in conjunction with those rights and remedies, provided in the Uniform Commercial Code in force in New York at the date of execution of this Note and in addition to, in substitution for, in modification of. Or in conjunction with those rights and remedies, the holder or its agents may, in its discretion, __________, assign and deliver all or any part of the Collateral at any brokers' board or at public or private sale ________ out notice or advertisement, and _____________ become purchasers at any public sale or at any broker's board, and, if notice to the Borrower is required by law, give written notice to the Borrower five days prior to the date of public sale of the Collateral or prior to the date after which private sale of the Collateral will be made by mailing such notice to the address designated by the Borrower with his signature below; and, if the Collateral includes insurance policies with a cash surrender value, securities, instruments, or documents which will be redeemed by the issuer upon surrender, the holder may realize upon such Collateral without notice to the Borrower. The Borrower agrees that the proceeds of the disposition of the Collateral may be applied by the holder to the satisfaction of the liabilities of the Borrower to the holder in any order of preference which the holder, in its sole discretion, chooses, and that the excess, if any, shall be returned to the Borrower for any deficiency remaining with interest thereon. The waiver of any default, or the remedying of any default in a reasonable manner, shall not operate as a waiver of the default remedies or any other prior or subsequent default.

     The holder shall have no duty with reference to the Collateral except to use reasonable care in its custody and preservation, which shall not include any steps necessary to preserve rights against prior parties nor the duty to send notices, perform services, or take any action in connection with the management of the Collateral. The holder may at any time transfer the Collateral to its own name or the name of one of its nominees and may at any time demand, sue for, collect or make any compromise or settlement with reference to the Collateral as the holder in its sole discretion chooses. The holder may remove the Collateral or any part of it from the state or country in which it may at any time be held to any other state or country, and may there deal with it as provided in this Note.

     If any of the Collateral is released to the Borrower, the Borrower agrees to execute whatever financing or other statements and security agreements or trust receipts are required to continue the holder's security interest in the Collateral.

     If this Note is not paid in full upon demand, the Borrower agrees to pay all costs and expenses of collection, including reasonable attorneys' fees.

     Each and every party to this Note, either as a maker, endorser, guarantor, accommodation party, or otherwise, hereby waives presentment, notice of dishonor and protest with respect to this Note, and assents to any extension or postponement of the time of payment or other indulgence and to any substitution, exchange or release of Collateral granted or permitted by the holder.

     Should the Bank negotiate or assign this Note, it may deliver the property held as Collateral or any part of it to the transferee, who shall thereupon become the holder and the Bank shall thereafter be fully discharged from any responsibility with respect to that Collateral.

     The undersigned, if more than one, shall be jointly and severally liable hereunder and the term "Borrower" shall mean the undersigned or any one or more of them and their heirs, executors, administrators, successors, or assigns.

     The Borrower shall have the right, at any time or from time to time, without penalty or premium, to repay all or part of the unpaid balance of this Note.

     This Note shall be governed by and construed in accordance with the laws of the State of New York.

                                            Signature_________________________
                                                             Charles R. Schwab

                                            Signature_________________________
                                                               Helen O. Schwab

                                            Address            [deleted]

                                   GUARANTY

     The undersigned (jointly and severally if more than one) guarantee (s) the payment of this Note and consent (s) to the terms and conditions of the Note.

     As security for the performance of this Guaranty, the holder is given a security interest in any and all deposits or property of the undersigned now or at any time hereafter directly or indirectly in the possession or under he control of the holder.

     This Guaranty shall be governed by and construed in accordance with the laws of the State of New York.



                                                ____________________________
                                                           Charles R. Schwab


                                                ____________________________
                                                             Helen O. Schwab